Exhibit 99.16

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA ACQUIRES
INTEREST IN CANADIAN OFFICE ASSETS
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Transaction Adds First Canadian Place, Ottawa Portfolio to Canadian REIT;
Trust Applies to be Listed on New York Stock Exchange

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, December 1, 2011 – Brookfield Office Properties Canada (TSX: BOX.UN), Canada’s preeminent office REIT (Real Estate Investment Trust), has acquired, from parent company Brookfield Office Properties Inc. (NYSE, TSX: BPO),  a 25% interest in nine office assets totaling 6.5 million square feet in Toronto and Ottawa that have a total asset value of $362 million. BOX.UN will fund the transaction through $222 million of existing liquidity and the remainder through the assumption of debt.

The transaction, which consolidates all but one of Brookfield’s Canadian operating properties in the REIT, adds nine office buildings to the BOX.UN portfolio:

•	First Canadian Place, Toronto
•	2 Queen Street East, Toronto
•	151 Yonge Street, Toronto
•	Place de Ville I, Ottawa (2 buildings)
•	Place de Ville II, Ottawa (2 buildings)
•	Jean Edmonds Towers, Ottawa (2 buildings)

“The addition of these assets brings three high-quality Toronto office properties – most notably First Canadian Place – and a new core market in Ottawa to the BOX.UN portfolio,” said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada. “This consolidation allows the REIT to be the Canadian premier office property vehicle for Brookfield moving forward.”

BOX.UN’s board of trustees established an independent committee to assess the transaction and the committee unanimously recommended the board of trustees’ approval. The committee retained KPMG Corporate Finance Inc. as its financial advisor.

The transaction closed today. BPO’s current interest in BOX.UN stands at 83.3%.

A supplemental information package describing the transaction in further detail has been posted to the website www.brookfieldofficepropertiescanada.com.

Listing on New York Stock Exchange

Brookfield Office Properties Canada also announced today that it has applied to list its units on the New York Stock Exchange (NYSE) under the ticker symbol "BOXC.”  Listing is subject to NYSE and other regulatory approvals.

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About Brookfield Office Properties Canada

Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
(416) 359-8593; matthew.cherry@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties Canada believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the trust’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the trust with securities regulators in Canada, including in the Annual Information Form under the heading “Business of Brookfield Office Properties Canada – Risk Factors,” and in the trust’s most recent interim report under the heading “Management’s Discussion and Analysis.” The trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.